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May 29, 2024

Division of Corporation Finance Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Next Technology Holding Inc. Preliminary Information Statement on Schedule 14C Filed May 8, 2024 SEC File No.: 001-41450

Dear Sir/Madam,

On behalf of Next Technology Holding Inc. (the “Company”), we set forth below responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Preliminary Information Statement on Schedule 14C (File No. 001-41450) filed on May 8, 2024 (the “Schedule 14C”). For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Company.

Consenting Shareholders, page 1

1.	Please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. You state that shareholders holding 51.17% of the voting power of all shares of Common Stock as of the Record Date executed a written consent including consenting shareholders that hold less than 5% of your outstanding common stock. Based on your disclosure, you may have engaged in a solicitation in order to obtain these consents. In your response letter, please describe each consenting shareholder’s relationship to the company as well as the sequence of events through which the consents of these shareholders were obtained and provide your analysis as to whether such activities constitute a solicitation, as defined in Exchange Act Rule 14a-1(l). Also, tell us who inquired about the voting intentions of the shareholders that consented to these actions. Alternatively, file a preliminary proxy statement on Schedule 14A.

We respectfully advise the Staff that the Company does not believe that it engaged in any “solicitation” to obtain the consents from the shareholders listed below in connection with the actions listed in the Schedule 14C. Rather, each of these shareholders has a pre-existing relationship with the Company and provided the consent following communications with the Company on private settings, as more fully described below. No commission or remuneration was paid to obtain these consents.

(a)	Perfect Linkage Group Limited. Mr. Cao, director of Perfect Linkage Group Limited(“Perfect Linkage”) first met Mr. Lichen Dong, the chairman of the board of directors of the Company (“Mr. Dong”)at a Bitcoin mining industry meeting held in China in June 2021 (the “Bitcoin Meeting”). During the Bitcoin Meeting, Mr. Cao and Mr. Dong discussed how the Bitcoin mining business could be secured through self-built or co-built energy systems in the North America, a topic Mr. Cao had interest to explore and obtain insight from Mr. Dong. Since then, Mr. Dong and executives of Perfect Linkage have frequently gathered (in person or online) discussing Bitcoin market trends and technology developments in the Bitcoin mining/investment industry.

Perfect Linkage became a shareholder of the Company in September 2023, holding 8.81% of the Company’s then outstanding capitalization, through a private placement transaction facilitated by Mr. Dong’s introduction as disclosed in the Form 8-K filed on September 15, 2023 (File No. 001-41450) (the “Sept. Placement”), which shareholding was reduced to below 5%mainly due to a stock acquisition disclosed in the Preliminary Information Statement on Schedule 14C (File No. 001-41450) filed on March 8, 2024, and in the Definitive Information Statement on Schedule 14C (File No. 001-41450)filed on March 18, 2024, respectively (the “Future Dao Acquisition”).After Perfect Linkage became a shareholder of the Company, the Company and Perfect Linkage maintained the regular communications monthly regarding the Bitcoin mining/investment industry and how the Company would benefit from the development of this industry.

On April 25, 2024, Mr. Weihong Liu, the CEO of the Company (“Mr. Liu”) and the director(s) of Perfect Linkage (the “Perfect Linkage Director”) had a teleconference call discussing the Bitcoin acquisition transaction disclosed in the Schedule 14C (the “Transaction”). On May 2, 2024,Perfect Linkage provided its written consent to the Transaction via mail.

(b)	Blue Rose Worldwide Limited. Mr. Zhao, director of Blue Rose Worldwide Limited (“Blue Rose”), was introduced to Mr. Dong at the Bitcoin Meeting. Since then, Mr. Dong and the executives of Blue Rose have regularly convened, both in person and online, to discuss trends in the Bitcoin market and advancements in Bitcoin mining and investment technology. Blue Rose became a shareholder of the Company in September 2023, holding 8.81% of the Company’s then outstanding capitalization through the same Sept. Placement, which shareholding was reduced to below 5% mainly due to the Future Dao Acquisition. After Blue Rose became a shareholder of the Company, the Company and Blue Rose engaged in monthly discussions about the Bitcoin mining and investment opportunities, focusing on how the Company could benefit from the Bitcoin technology developments. On April 27, 2024, Mr. Liu and the director(s) of Blue Rose (the “Blue Rose Director”) had a teleconference call discussing the Transaction. On May 2, 2024,Blue Rose provided its written consent to the Transaction via mail.

(c)	Green Ally Enterprises Limited. Mr. Ma, director of Green Ally Enterprises Limited (“Green Ally”), also got personally acquainted with Mr. Dong through the Bitcoin Meeting. Mr. Dong and the executives of Green Ally have frequently met thereafter, both in person and online, to discuss Bitcoin market trends. Green Ally became a shareholder of the Company in September 2023, holding 4.88% of the Company’s then outstanding capitalization through the same Sept. Placement, which shareholding was reduced to below 2% mainly due to the Future Dao Acquisition. Following Green Ally becoming a shareholder of the Company, the Company and Green Ally had regular (at least once per month) meetings discussing Bitcoin industry and its development, especially the strategic actions that the Company could take in light of the Bitcoin technology developments. On April30, 2024, Mr. Liu and the director(s) of Green Ally (the “Green Ally Director”) had a teleconference call discussing the Transaction. On May 2, 2024,Green Ally provided its written consent to the Transaction via mail.

(d)	Golden Genius Development Limited. Mr. Li, director of Golden Genius Development Limited(“Golden Genius”), also first met Mr. Dong at the Bitcoin Meeting. The executives of Golden Genius maintained a frequent contact with Mr. Dong after the Bitcoin Meeting, both in person and online, discussing Bitcoin market trends and technology developments. Golden Genius became a shareholder of the Company in September 2023, holding 9.33% of the Company’s then outstanding capitalization through the same Sept. Placement, which shareholding was reduced to below 5% mainly due to the Future Dao Acquisition. After Golden Genius became a shareholder of the Company, the Company and Golden Genius gathered regularly to discuss the topics relating to the Bitcoin industry. On April 30, 2024, Mr. Liu and the director(s) of Golden Genius (the “Golden Genius Director”) had a teleconference call discussing the Transaction. On May 1, 2024,Golden Genius provided its written consent to the Transaction via mail.

(e)	Max Strategic Group Limited. Mr. Dong has been a long-time friend of Mr. Guo, shareholder of Max Strategic Group Limited (“Max Strategic”). Over the years, Mr. Guo has periodically introduced business partners to Mr. Dong in the Bitcoin mining/investment industry. Max Strategic became a shareholder of the Company, holding 4.32% of the Company’s outstanding capitalization through the Future Dao Acquisition. On April 29, 2024, Mr. Dong and Mr. Liu informally gathered with Mr. Guo and several other friends (including friends named below)in Hong Kong (the “Hong Kong Gathering”). Mr. Dong and Mr. Liu organized the Hong Kong Gathering as part of their routine gatherings with close friends in the Bitcoin industry. During this gathering, among others topics, the Company’s plan to increase its Bitcoin holding through the Transaction were discussed. Max Strategic provided its written consent on the same day.

(f)	Perfect Merchant Group Limited. Mr. Dong has been a long-time friend of Mr. Xue, shareholder of Perfect Merchant Group Limited (“Perfect Merchant”). Perfect Merchant became a shareholder of the Company, holding 4.24% of the Company’s outstanding capitalization through the Future Dao Acquisition. Mr. Xue also attended the Hong Kong Gathering. Like other Acquisition Shareholders, Perfect Merchant also provided its written consent on the same day of the Hong Kong Gathering.

(g)	Divine Sky International Limited. Mr. Dong has been a long-time friend of Ms. Qun, shareholder of Divine Sky International Limited (“Divine Sky”).Divine Sky became a shareholder of the Company, holding 4.24% of the Company’s outstanding capitalization through the Future Dao Acquisition. Ms. Qun also attended the Hong Kong Gathering. Like other Acquisition Shareholders, Divine Sky also provided its written consent on the same day of the Hong Kong Gathering.

(h)	Glorius Skyline Limited. Mr. Dong has been a long-time friend of Ms. Xingli, shareholder of Glorius Skyline Limited (“Glorius Skyline”).Glorius Skyline became a shareholder of the Company, holding 17.93% of the Company’s outstanding capitalization through the Future Dao Acquisition. Ms. Xingli also attended the Hong Kong Gathering. Like other Acquisition Shareholders, Glorius Skyline also provided its written consent on the same day of the Hong Kong Gathering.

(i)	Fortune Light Enterprises Limited. Mr. Dong has been a long-time friend of Ms. Chunru, shareholder of Fortune Light Enterprises Limited (“Fortune Light”). Fortune Light became a shareholder of the Company, holding 4.24% of the Company’s outstanding capitalization through the Future Dao Acquisition. Ms. Chunru also attended the Hong Kong Gathering. Like other Acquisition Shareholders, Fortune Light also provided its written consent on the same day of the Hong Kong Gathering.

(j)	Regal Wave Investments Limited. Mr. Dong has been a long-time friend of Ms. Lijun, director of Regal Wave Investments Limited (“Regal Wave”, together with Max Strategic, Perfect Merchant, Divine Sky, Glorius Skyline and Fortune Light, each, an “Acquisition Shareholder”). Regal Wave became a shareholder of the Company, holding 4.24% of the Company’s outstanding capitalization through the Future Dao Acquisition. Ms. Lijun also attended the Hong Kong Gathering. Like other Acquisition Shareholders, Regal Wave also provided its written consent on the same day of the Hong Kong Gathering.

To the Company’s knowledge, each of the above shareholder is an Accredited Investor, as defined under the Securities Act of 1933, as amended, and the regulations and rules promulgated thereunder (the “Securities Act”), and is sophisticated having sufficient knowledge and experience in financial and business matters.

We do not believe that the Company has engaged in a “solicitation” to obtain these consents as each of the consenting shareholders were intimately familiar with the Company and its operations, either through the frequent communications with the Company’s management team or as a strategic partner to the Company with a significant ownership stake.

Item 6 Disclosure, pages 1-2

2.	Please revise to provide all of the disclosure required by Item 6 of Schedule 14A. To the extent there has or will be a change of control, revise your disclosure to identify the persons who acquired control and the percentage of voting securities now beneficially owned directly or indirectly by the persons who acquired control and any arrangements or understandings among members of both the former and new control groups and their associates with respect to election of directors or other matters should also be described. Refer to Item 6(e) of Schedule 14A and instruction 2 thereunder for additional guidance. In addition, disclose whether you will be a “controlled company” under Nasdaq rules. Finally, describe more clearly the impact that this change in control will have on existing stockholders’ voting power, as well as the level of dilution existing stockholders may experience.

As requested, the Company will add disclosure required by Item 6 of Schedule 14A, disclosure that the Transaction will not result in a change of control of the Company and that the Company will not be a “controlled company” under Nasdaq rules as a result of the Transaction, and disclosure regarding the impact that this Transaction will have on existing shareholders’ voting power, as well as the level of dilution existing shareholders may experience.

Securities Law Exemption, page 2

3.	We note your statement that, “The shares and warrant shares to be issued pursuant to the Amendment have not been registered under the Securities Act of 1933, as amended, and accordingly, may not be offered or sold within the United States in the absence of an effective registration or an applicable exemption from the registration requirements.” Please disclose whether you intend to file a registration statement in connection with this transaction or please identify the exemption claimed and describe the facts supporting your reliance on it.

The Company does not intend to file a registration statement in connection with the Transaction. Instead, the Company intends to rely on the exemption from the registration requirements pursuant to Regulation D and/or Regulation S promulgated under the Securities Act. As requested, the Company will add disclosure to identify the exemption claimed and to describe the facts supporting the Company’s reliance on such exemption.

Items 11 and 13(a), page 2

4.	Please revise to provide the disclosure required by Items 11 and 13(a) of Schedule 14A, or tell us why it is not required.

As requested, the Company will add disclosure required by Items 11 and 13(a) of Schedule 14A.

We trust the foregoing sufficiently responds to the Staff’s comments. The Company is presently preparing an amendment to the Schedule 14C which will both update the shareholder information contained therein as well as to add additional proposals. We expect to file this amended preliminary information statement within the next 10 business dates.

The Company acknowledges:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Thank you for your consideration in reviewing the above responses. If you have any questions or wish to discuss any aspect of the Schedule 14C, please contact the undersigned by phone at (650)521-4635 or by e-mail at laimeng@magstonelaw.com.

Very truly yours,

/s/ Meng (Mandy) Lai
Meng (Mandy) Lai

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